UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June 2011

Commission File Number: 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.

(Exact Name as Specified in its Charter)

Tele Norte Leste Holding Company

(Translation of registrant’s name into English)

Rua Humberto de Campos, 425 – 8o andar

22430-190 Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TELE NORTE LESTE PARTICIPAÇÕES S.A. Corporate Taxpayers’ Registry (CNPJ/MF) No. 02.558.134/0001-58 Board of Trade (NIRE) No. 33.3.0026253-9 Publicly-Held Company	TELEMAR NORTE LESTE S/A Corporate Taxpayers’ Registry (CNPJ/MF) No. 33.000.118/0001-79 Board of Trade (NIRE) No. 33 300 152580 Publicly-Held Company

BRASIL TELECOM S.A. Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43 Board of Trade (NIRE) No. 33.3.0029520-8 Publicly-Held Company	COARI PARTICIPAÇÕES S.A. Corporate Taxpayers’ Registry (CNPJ/MF) No. 04.030.087/0001-09 Board of Trade (NIRE) No. 33.3.0027761-7 Publicly-Held Company

DOMMO EMPREENDIMENTOS IMOBILIÁRIOS S.A. Corporate Taxpayers’ Registry (CNPJ/MF) No. 04.034.792/0001-76 Board of Trade (NIRE) No. 35.3.0038216-1 Publicly-Held Company	TELE NORTE CELULAR PARTICIPAÇÕES S.A. Corporate Taxpayers’ Registry (CNPJ/MF) No. 025581540001-29 Board of Trade (NIRE) No. 33.3.0029046-0 Publicly-Held Company

NOTICE TO THE MARKET

Tele Norte Leste Participações S.A. (“TNL”) and its subsidiaries inform the market that their controlling shareholder, Telemar Participações S.A. (“TmarPart”), issued a Notice to the Market on June 3, 2011, disclosing that at a meeting held on this date, its Board of Directors approved the appointment of Francisco Valim as Chief Executive Officer of TNL and its subsidiaries, as of September, to replace Luiz Eduardo Falco Pires Corrêa, who will serve as Chief Executive Officer of TNL and its subsidiaries until June 30, 2011. In the interim, the Chairman of the Board of Directors, José Mauro Mettrau Carneiro da Cunha, will serve as Chief Executive Officer. TmarPart’s Notice to the Market is available on the IPE system of the CVM.

Rio de Janeiro, June 3, 2011.

Alex Waldemar Zornig

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 3, 2011

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By:	/s/ Francis James Leahy Meaney
	Name:	Francis James Leahy Meaney
	Title:	Officer

By:	/s/ Maxim Medvedovsky
	Name:	Maxim Medvedovsky
	Title:	Officer